31 January 2012

National Grid plc
Interim Management Statement
for the period 1 October 2011 to 30 January 2012

HIGHLIGHTS

• • • • • •
Continued solid operational and financial performance
 On track to deliver US efficiency initiatives
 UK Gas Distribution RIIO business plans submitted in November
 One year framework for the 2012/13 UK Transmission price controls agreed
 $240m Niagara Mohawk deferrals recovery approved
 1 year dividend policy announced: 4% nominal dividend growth planned for in December 2012/13

Steve Holliday, Chief Executive, said:

“Our businesses continue to make good progress toward their priorities for the year and have delivered further solid operational and financial performance. We remain on track to achieve our efficiency goals in our US businesses this year. In addition, our UK regulated businesses all reached significant milestones in the development of new business plans to run from April 2013 as part of the RIIO process.

Our dividend is an important part of our returns to shareholders. Under our new one year dividend policy we plan to deliver nominal dividend growth of 4% for the 2012/13 financial year, which represents real growth in the dividend based on forecast inflation of around 3%. We expect to announce a longer term policy in 2013 once we have clarity on the key regulatory outcomes and the resulting medium term growth and investment needs.

Overall, we reconfirm our positive outlook for 2011/12 — we expect to deliver another year of good operating performance, although, as previously highlighted, comparative progress will be impacted by the timing differences that benefited 2010/11.”

BUSINESS UPDATE

Growth and Investment

Our investment this year is still expected to be in the range £3.2bn to £3.3bn, reflecting the sustained investment in our regulated activities. Longer term, our growth will continue to be driven by an increase in our UK investment programme. To support this we have been strengthening the efficiency and effectiveness of our UK capital programme while maintaining our focus on delivering a number of important infrastructure projects on time and to budget. In the US, investment continues broadly in line with levels expected by our different regulators, focused on the improvement and renewal of our existing infrastructure, the delivery of improved customer service and the addition of new customers.

Efficiency Programmes

In the UK, development of our Gas Distribution Front Office has continued through the winter months with further roll out of the systems expected to resume before the end of the financial year, once the peak winter workload has finished.

Our US restructuring programme remains on track to deliver our targeted annualised cost savings of $200m by the end of our current financial year. The planned organisational restructuring was completed in October and the benefits of further efficiency initiatives will start to be realised in the next few months. Integration of our multiple information systems in the US is also progressing well. This initiative should deliver significant improvements to data accuracy, cost allocation and performance management, underpinning our regulatory engagement and supporting future rate filings.

UK Regulatory Developments

In November, Ofgem published final proposals for the one year (2012/13) transmission price control rollover. These included real increases in revenues for electricity and gas transmission next year and a base real vanilla return of 4.75%. The revenue increase partly reflects the capital investment we have made over the current control period which forms part of our forecast total UK RAV at March 2012 of over £22bn.

Overall, the final proposals contained no significant changes from the initial proposals in July and we accepted the proposals in December.

As part of the RIIO process for agreeing new eight year price controls for our four UK Gas Distribution networks (RIIO-GD1), National Grid submitted its business plans in November. These are our realistic assessment of the investment and financial framework required to deliver a safe and reliable network, alongside high standards of service and value for money for the customer while providing appropriate returns to investors.

The plans recommend a baseline total investment of around £13.5bn over eight years from April 2013, including £6.7bn of operating costs, £5.4bn of replacement and £1.4bn of capital expenditure. We expect to receive Ofgem’s initial assessment of the UK Gas Distribution business plans in March.

We continue to believe that the RIIO framework can offer the opportunity for us to earn the necessary returns on our investments by delivering the outputs that customers want in an innovative and efficient manner and provide opportunities to invest for long-term profitable growth.

Following the submission of our UK Transmission business plans in July and Ofgem’s initial assessment of these plans in October we have undertaken a further programme of stakeholder engagement and will resubmit our business plans in March in accordance with Ofgem’s timetable.

In December, the UK Government published its technical update for the Electricity Market Reform bill, expected to be passed into legislation during 2012. The changes envisaged by this legislation will be instrumental in shaping investment in new generation capacity over the coming decade. It is proposed that National Grid assume responsibility for administration of both the new capacity mechanism and the feed in tariffs that will replace the existing framework for renewable and low carbon power generation payments. This additional responsibility is not expected to have a direct material financial impact on National Grid.

US Regulatory Developments

In December, the New York Public Service Commission (NYPSC) approved National Grid’s request to recover certain deferred costs and a portion of recent storm costs in our Niagara Mohawk electric business. The NYPSC approved a total recovery of $240m, including approximately $211 million out of the $236 million deferred costs that National Grid filed for in July 2011, relating to pensions, environmental and other costs and capital expenditure incurred over a number of years. In addition, the NYPSC also approved early recovery of approximately $25 million of the storm costs associated with Hurricane Irene which affected our service territory in August 2011, subject to reviewing and confirming the actual costs at a later date. Recovery of these deferred costs and storm costs will occur over the 15 months from 1 January 2012, along with a net $4 million of carrying charges and other adjustments on the deferral balance. Taken together with the planned expiry of stranded cost recoveries at the end of 2011 we have been able to significantly reduce bills to upstate New York electricity customers.

In December, the Long Island Power Authority (LIPA) announced, after a lengthy competitive bid-process, that National Grid had not been selected to continue to manage and operate Long Island’s electricity system beyond the term of the current Management Services Agreement (MSA), which expires on 31 December 2013. In 2010/11, the operating profit contribution from the LIPA MSA contract was less than one percent of the Group’s IFRS operating profit. No rate base is associated with the contract. A non-cash charge of around $100m is expected to be made to exceptional items in the current year in respect of intangible assets relating to the contract.

National Grid’s substantive assets on Long Island are unaffected by the LIPA decision and continue to deliver returns at or above their regulated allowances. These include KEDLI, our gas distribution business regulated by the NYPSC, with a rate base of around $2bn, and our electricity generation activities, regulated by FERC, with a rate base of around $500m.

Looking forward to 2012/13, we continue to expect to file new gas and electric rate cases for Niagara Mohawk in New York and Narragansett in Rhode Island during the calendar year 2012.

FINANCIAL UPDATE

There have been no material changes to the financial position of the company. National Grid’s balance sheet remains strong, underpinning our credit ratings and our continued ability to raise funding in the debt markets at competitive rates.

DIVIDEND POLICY

Our dividend is an important part of our returns to shareholders along with growth in the value of the asset base attributable to equity holders. The financial year 2011/12 is the last year of National Grid’s current dividend policy which has been in place since January 2008. The Board has agreed a new one year dividend policy under which we plan to increase the 2012/13 dividend by 4% in nominal terms over the forecast dividend of 39.28p for 2011/12. This policy reflects the outcome from the one year rollover review of TPCR4 and forecast inflation of around 3% for the same period. As previously stated, we expect to announce a new dividend policy for the period from April 2013 in 2013, once outcomes of key regulatory developments are clear.

This new dividend policy will apply to the interim dividend to be paid in January 2013 and the final dividend to be paid in August 2013. The final dividend to be paid in August 2012 will, subject to approval at the 2012 AGM, continue to reflect the existing policy to target dividend growth of 8%.

OUTLOOK

Overall, we reconfirm our positive outlook for 2011/12 — we expect to deliver another year of good operating performance, although, as previously highlighted, comparative progress will be impacted by the timing differences that benefited 2010/11.

TECHNICAL GUIDANCE

Our technical guidance is largely unchanged from that included in the half year results statement of 17 November 2011.

As a result of the non-renewal of the LIPA management contract, a non-cash charge of $100m is expected to be made to exceptional items in respect of intangible assets relating to that contract.

CONTACTS

Investors

John Dawson	+44 20 7004 3170	+44 7810 831944 (m)

George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)

Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)

Victoria Davies	+44 20 7004 3171	+44 7771 973447 (m)

Iwan Hughes	+44 20 7004 3169	+44 7900 405898 (m)

Tom Hull	+44 20 7004 3172	+44 7890 534833 (m)

Media

Gemma Stokes	+44 1926 655272	+44 7974 198333 (m)

Chris Mostyn	+44 20 7004 3149	+44 7774 827710 (m)

Brunswick

Tom Burns	+44 20 7404 5959

Tom Batchelar	+44 20 7404 5959

CONFERENCE CALL DETAILS

A conference call for investors and analysts, hosted by the Investor Relations team at National Grid will be held at 2:00pm (GMT) today. Dial in details are below and a replay facility will be available shortly afterwards at www.nationalgrid.com/investors.

Call details:

From the UK: 0800 368 2276
From the US: +1 866 966 5335
International callers: +44 (0) 20 3037 9315

All participants should quote ‘National Grid’ to access the call.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Hurricane Irene and other storms; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes,  restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission  (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.